August 23, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Patrick Fullem
        Sergio Chinos

Re:     Post Holdings, Inc.
Form 10-K for Fiscal Year Ended September 30, 2021
Filed November 19, 2021
File No. 001-35305

Dear Mr. Fullem and Mr. Chinos:
This letter sets forth the responses of Post Holdings, Inc. (“we”, “our”, “Post” or the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in the Staff’s letter dated August 12, 2022 regarding the Company’s Form 10-K for the fiscal year ended September 30, 2021 (the “2021 Form 10-K”), following our initial response letter dated July 15, 2022 (the “Prior Response Letter”) to the Staff's letter dated July 1, 2022 (the “Initial Comment Letter”).
For your convenience, each of the Staff’s comments from its August 12, 2022 letter is restated below in bold, with the Company’s response immediately following. Please note that references to prior comments refer to the Staff’s comments in the Initial Comment Letter.
Response Dated July 15, 2022
Risk Factors, page 15
1.We note your response to prior comment 2 regarding the transition risks related to climate change. As it relates to market trends, you note disclosure that refers to environmental concerns regarding packaging, but it is not clear how you considered providing disclosure regarding the processes through which your products are manufactured. Tell us how you considered providing disclosure regarding this transition risk and its effects on your business, financial condition, and results of operations. In this regard, it appears that you are implementing projects to improve efficiency, such as the projects in bran and rice manufacturing that seek to increase production capacity without any increase in energy usage, as discussed in your ESG Report. Also, as your response appears to state that climate change transition considerations are a source of technological risk, tell us how your disclosure addresses climate change in this context.
Response:
As previously discussed in our response to prior comment 1 in the Prior Response Letter, the disclosures we provide in our SEC filings are primarily to satisfy our obligations under the securities laws and provide information that is “material” to our shareholders and the investing public. Our annual Form 10-K preparation process includes a robust review of applicable disclosure standards, as well as a process by which we consider, evaluate and incorporate information from each of our businesses. We also have an internal cross-functional disclosure committee that reviews and provides feedback on our disclosures.
We respectfully refer the Staff to our response to prior comment 4 in the Prior Response Letter, wherein we stated that capital expenditures for climate-related projects mandated by regulatory requirements and voluntary climate-related capital expenditures during the periods covered by the 2021 Form 10-K were not material and represented less than 1% of our annual capital expenditures for such periods. In addition, we stated that, as part of our annual capital planning process, we evaluate any pending or potential climate-related regulations related to the industry and geographies in which we operate, and we do not believe these investments will significantly differ from, nor will they be materially incremental to, investments we make in the normal course of our business. On this basis, we do not believe that further disclosure regarding transition risks for the processes through which our products are manufactured is warranted. However, we do acknowledge that this is a dynamic and evolving area, and we will continue to monitor these risks and will evaluate updating our future SEC filings as appropriate if circumstances change.
Similarly, with regard to the projects in bran and rice manufacturing referenced in our 2021 Environmental, Social and Governance Report (the “2021 ESG Report”), while these projects have a benefit from an environmental perspective, such projects were not undertaken for such purpose. As stated in the 2021 ESG Report, these bran and rice manufacturing projects were implemented to increase production capacity and reduce system bottlenecks. As a result, we do not believe that these projects, or other similar projects, pertain to climate change transition risk during the periods covered by the 2021 Form 10-K.
With regard to technological risks, we referenced two risk factors from the 2021 Form 10-K in our response to prior comment 2 in the Prior Response Letter, which discuss in detail the technological risks that we face. We respectfully advise the Staff that our technological risks are affected by a multitude of factors. While there may be transition risks related to climate change in the area of technology, we have not determined such risks to be separate and distinct from the overall risks related to technology for which disclosure has been made in the 2021 Form 10-K. As we recognize that this is a dynamic and evolving topic, we will continue to monitor the potential effects of transition risks related to climate change in the area of technology, and if such risks are considered likely to have a material effect on our business, financial condition or results of operations and are determined to be separate and distinct from other technological risks we face in our business, we will evaluate updating our disclosures in future SEC filings as appropriate if circumstances change.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39
2.Your response to 5 acknowledges the potential for costs to increase as you continue to explore, identify, and implement alternative energy sources and cites disclosure in your Form 10-K. However, it does not appear that disclosure addresses the potential for your input costs to increase from alternative energy sourcing. Please clarify where this disclosure is provided in your Form 10-K or revise to include language similar to that in your response.
Response:
As previously mentioned in our response to prior comment 5 in the Prior Response Letter under “Alternative Energy Source Demand,” we acknowledge the potential for our costs to increase due to alternative energy sourcing. In the risk factor “Increased input costs, including costs for freight, raw materials, energy and other supplies, or limited availability of such inputs could negatively impact our businesses, financial condition, results of operations and cash flows” on page 17 of the 2021 Form 10-K, we discuss the potential for our energy costs to increase due to factors beyond our control, naming some of the more significant factors that could cause such costs to increase.
We respectively advise the Staff that our input costs may increase due to a multitude of factors. As further discussed in our response to prior comment 5 in the Prior Response Letter under “Alternative Energy Source Demand,” we currently do not expect the alternative energy projects that we are currently pursuing to result in incremental capital or operating costs to us. In addition, we further explained in our response to prior comment 4 in the Prior Response Letter that, as part of our annual capital planning process, we evaluate any pending or potential climate-related regulations related to the industry and geographies in which we operate, which would include the need for alternative energy sourcing, and we do not believe these investments in alternative energy projects will significantly differ from, nor will they be materially incremental to, investments we make in the normal course of our business. As a result, the Company does not believe that the risk for input costs to rise due to alternative energy sources is individually material, such that it would need to be separately identified, or materially different from the overall risks related to our input costs for which disclosure has been made, in the 2021 Form 10-K.
Because we acknowledge that this is a dynamic and evolving area, we will continue to monitor the availability and costs of alternative energy sources and will evaluate updating our future SEC filings to specifically name actual or potential increases in energy costs from converting to alternative energy sourcing as appropriate if circumstances change.
3.In response to prior comment 5, you refer to disclosure in your Form 10-K which states that the "perception of a failure to act responsibly with respect to the environment can lead to adverse publicity, which could damage our reputation." However, it does not appear that this disclosure adequately describes the consequences of this risk (i.e., the manner in which your businesses could be adversely affected if you are unable to effectively address increased concerns from stakeholders on climate change). Please revise your disclosure to provide this type of information.
Response:
We respectfully advise the Staff that, as explained at the beginning of our Risk Factors section on page 15 of the 2021 Form 10-K, many of the risks discussed in the Risk Factors section are interrelated. In the risk factor “Climate change, or legal or market measures to address climate change, may negatively affect our businesses, reputation and operations” on page 23 of the 2021 Form 10-K, we explain that “our businesses could be adversely affected if we are unable to effectively address increased concerns from the media, shareholders and other stakeholders on climate change.” In the risk factor “We must identify changing consumer and customer preferences and behaviors and develop and offer products to meet these preferences and behaviors” on page 18 of the 2021 Form 10-K, we discuss the need to identify and meet changing consumer and customer preferences, including certain preferences on environmental, social and governance (“ESG”) topics, and explain that any significant changes in consumer or customer preferences and behaviors and our inability to anticipate or react to such changes could result in reduced demand for our products, which could negatively impact our businesses, financial condition, results of operations and cash flows. However, as we explained in our response to prior comment 5 in the Prior Response Letter under “Consumer Demand for Goods . . . ,” while we believe ESG considerations sometimes impact consumer buying decisions, to date, we have not identified demand trends related to such considerations. In addition, in our risk factor “Our results may be adversely impacted if consumers do not maintain favorable perceptions of our brands” on page 19 of the 2021 Form 10-K, we discuss the potential for an adverse impact to our businesses if consumers do not maintain favorable perceptions of our brands, including as a result of the perception that we have acted irresponsibly. As a result, we respectfully believe that our risk factors in the 2021 Form 10-K adequately address the reputational risks related to climate change. Nevertheless, if circumstances change, in future SEC filings, we will consider adding detail under our specific climate change risk factor as to how our businesses could be adversely impacted if we are unable to address climate change concerns from stakeholders.
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We appreciate your consideration of our responses provided herein. If you have any questions or require additional information, please contact me at (314) 644-7612 or Diedre J. Gray, Executive Vice President, General Counsel and Chief Administrative Officer, Secretary at (314) 644-7622.

Sincerely,
/s/ Jeff A. Zadoks
Jeff A. Zadoks
Executive Vice President and Chief Financial Officer